SD 3/25/05



05041331

SECURITIES ... SSION
Wa...

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

Revised!

SEC FILE NUMBER
39187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 24 2 152

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) to 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PGP FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

225 Wireless Boulevard
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Ellen Lozinski (631) 952-8600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/28/05

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Ellen Lozinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP Financial, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Subscribed and sworn to before me this
23rd day of March 2005

Notary Public

LINDA M. NEVARD
Notary Public, State of New York
4861723
Suffolk County
New York County
Expires June 23, 2006

This report* contains (check all applicable boxes)

[X] (a) Facing page.
[X] (b) Statement of financial position.
[X] (c) Statement of income (loss).
[X] (d) Statement of cash flows.
[X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
[X] (f) Statement of changes in liabilities subordinated to claims of general creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
[X] (l) An oath or affirmation.
[ ] (m) A copy of the SIPC supplemental report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.
[ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
PGP Financial, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of PGP Financial, Inc. (an S Corporation) as of December 31, 2004 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Financial, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 6, 2005

PGP FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$	32,840
Deposit with clearing broker		25,000
Commissions receivable		64,581
Prepaid expenses		12,890
	$	135,311

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Commissions payable		$	58,123
Accrued expenses			8,878
Deposits on fees			5,187
Stockholder loans payable			30,000
	Total Liabilities		102,188
Stockholders' Equity			
Capital stock - 200 shares authorized, 200 shares issued and outstanding			15,000
Additional paid-in capital			96,000
Retained deficit			(77,877)
			33,123
		$	135,311

See notes to financial statements.

PGP FINANCIAL, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2004

Revenues		
Commissions	$	1,262,672
Expenses		
Commissions		1,104,063
Payroll expense		91,432
Fees and assessments		22,091
Legal and accounting		14,926
Rent		13,000
Insurance expense		6,232
Office expense		7,363
Other operating expenses		33,284
Total Expenses		1,292,391
Net Loss	$	(29,719)

See notes to financial statements.

PGP FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2004

	Capital Stock	Paid-In Capital	Retained Deficit	Total
Balances at Beginning of Year	$ 15,000	$ 66,000	$ (48,158)	$ 32,842
Capital Contributed		30,000		30,000
Net Loss			(29,719)	(29,719)
Balances at End of Year	$ 15,000	$ 96,000	$ (77,877)	$ 33,123

See notes to financial statements.

PGP FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Year ended December 31, 2004

Subordinated liabilities at January 1, 2004	$	-0-
Changes during the year		-0-
Subordinated liabilities at December 31, 2004	$	-0-

See notes to financial statements.

PGP FINANCIAL, INC.
STATEMENT OF CASH FLOWS
Year ended Decedmber 31, 2004

Cash Flows from Operating Activities		
Net Loss	$	(29,719)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Commissions receivable		(64,581)
Securities owned at market		15,000
Prepaid expenses		(6,949)
Increase (decrease) in:		
Commissions payable		58,123
Deposits on fees		5,187
Accrued expenses		(3,222)
Net Cash Used by Operating Activities		(26,161)
Cash Flows from Financing Activities		
Capital contributions		30,000
Net Cash Provided by Financing Activities		30,000
Net Increase in Cash		3,839
Cash at Beginning of Year		29,001
Cash at End of Year	$	32,840

See notes to financial statements.

PGP FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1 – Business Organization

Business Description

PGP Financial, Inc. (the "Corporation") is registered with the National Association of Security Dealers (NASD) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and real estate investment trusts. The revenue earned by the corporation is in the form of commissions received from the respective issuing investment companies.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Corporation uses the allowance method for recording bad debts. As of December 31, 2004, all receivables were considered collectible, therefore, no allowance is deemed necessary.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statements.

Note 3 - Deposits With Clearing Brokers

The Company has an agreement with its clearing broker, Pershing, Inc. to maintain a deposit of at least $25,000. The collateral deposit as of December 31, 2004 is $25,000.

Note 4 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity or capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Corporation had net capital of $8,167 which was $1,355 in excess of its required net capital of $6,812. The Corporation's net capital ratio was 12.51 to 1 for the year ended December 31, 2004.

PGP FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 4 - Net Capital Requirements (continued)

The Corporation originally filed their focus report on January 26, 2005 and included $12,890 of assets that should have been classified as non-allowable assets in its net capital computation. These assets were prepaid NASD fees and have been properly reflected as non-allowable assets in these financial statements. The Corporation also included $7,250 liabilities that should not have been included in the net capital computation. These liabilities were accrued expenses and have been properly removed from liabilities in these financial statements. Listed below is a reconciliation of the original net capital computation and the audited amounts included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 12 of this report:

	Original Computation	Correction	Final Computation
Net Capital			
Total Stockholders' equity	$ 25,873	$ 7,250	$ 33,123
Less: Nonallowable assets	12,066	12,890	24,956
Total Net Capital	13,807	(5,640)	8,167
Aggregate Indebtedness			
Items Included in Statement of Financial Condition			
Shareholder loans payable	$ 30,000	$ -0-	$ 30,000
Commissions payable	58,123	-0-	58,123
Deposits on fees	5187	-0-	5,187
Accrued expense	16,128	(7,250)	8,878
Total Aggregate Indebtedness	109,438	(7,250)	102,188
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital	$ 7,295	$ (482)	$ 6,813
Excess net capital	$ 6,512	$ (5,158)	$ 1,354
Ratio of aggregate indebtedness to net capital	7.93 to 1		12.51 to 1

Note 5 - Stockholder Loans Payable

During the current year, the shareholders' loaned the Company $30,000. Subsequent to the year-end, this loan was capitalized and added to additional-paid-in-capital.

Note 6 - Commitments

The Company has entered into a lease agreement with an affiliated company to rent office space for $1,200 a month and is accounted for as an operating lease. The lease expires October 31, 2005 and has a one year renewal option. Rental expense for the year ended December 31, 2004 was $13,000.

SUPPLEMENTARY INFORMATION

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
PGP Financial, Inc.
Hauppauge, New York

We have audited the accompanying financial statements of PGP Financial, Inc. for the year ended December 31, 2004, and have issued our report thereon dated February 6, 2005. Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in the schedule on the following page is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 6, 2005

PGP FINANCIAL, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year ended December 31, 2004

Net Capital		
Total stockholders' equity	$	33,123
Less: Nonallowable assets		24,956
Total Net Capital		8,167
Aggregate Indebtedness		
Items included in Statement of Financial Condition:		
Shareholder loans payable	$	30,000
Commissions payable		58,123
Deposits on fees		5,187
Accrued expenses		8,878
Total Aggregate Indebtedness		102,188
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		6,813
Excess net capital	$	1,354
Ratio of aggregate indebtedness to net capital		12.51 to 1

PGP Financial, Inc. is in compliance with the exemptive provisions of the Securities Exchange Commission's Rule 15c3-3. Any customer transactions are cleared through the Corporation's brokers on a fully disclosed basis.

The Corporation's computation of net capital (included in part 11A of Form X-17a-5 as of December 31, 2004) has a difference from the net capital as computed above and has been reconciled in Note 4 of the financial statements.

See independent auditors' report on supplementary information.

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
PGP Financial, Inc.
Hauppauge, New York

In planning and performing our audit of the financial statements of PGP Financial, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,

2) Recordation of differences required by rule 17a-13,

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 6, 2005